BC FORM 51-901F

02015098

QUARTERLY REPORT FOR QUARTER ENDED JUNE 30, 2001

Incorporated as part of: X Schedule A

X Schedule B & C

12G Exemption # 82-3480

SUPPL

ISSUER DETAILS:

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	710 – 750 WEST PENDER STREET VANCOUVER, BC V6C 2T7
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	N/A
FOR QUARTER ENDED:	SEPTEMBER 30, 2001
DATE OF REPORT:	November 13, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL	"John K. Campbell"		01/11/13
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED	(YY/MM/DD)
WILLIAM MEYER	"William Meyer"		01/11/13
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED	(YY/MM/DD)

dw 2/14

TRANS AMERICA INDUSTRIES LTD.

September 30, 2001

SCHEDULE A: FINANCIAL INFORMATION

See unaudited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements (Schedule A) for a breakdown of expenditures and costs incurred during the quarter ended September 30, 2001, and Item 3 Schedule C.

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

$64,899 was paid to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

(i) NIL

(b) Options granted during the period:

NIL

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

16,312,143 common shares with a stated capital of $9,171,062

(c) Options, warrants, and convertible securities outstanding:

Options:
1,100,000 @ $0.15 expiring February 2, 2004

Warrants:
Nil

Convertible Securities:
Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

The Company, traditionally a natural resource company, has confined it's activities to acquiring equity interests in other natural resource companies during the last several years. This strategy was derived because of the downturn in the resource sector and the Company's desire to preserve its working capital for the inevitable rebound in that sector. In 2000, with the recovery of the gas and oil sector, the Company took a small direct interest in a gas and oil prospect in Alberta.

The Company's directors are experienced in the exploration and mining industry and to some degree in gas and oil and its share acquisitions have been restricted to shares of natural resource companies.

The Company has endeavoured to select stocks of companies with projects of merit and managed by individuals with proven records in the natural resource industries.

Significant holdings:

Atacama Minerals Corp.

The Company holds 3.35 million shares of Atacama Minerals Corp., which is the balance of shares acquired over several years by property dispositions and private placements. In a news release dated May 10, 2001 Atacama announced that start-up production of iodine had been achieved at its Agua Blancas project in central Chile in a joint venture with the Chilean iodine producer ACF Minera S.A. Initial feasibility production of 720 annual tonnes of iodine is expected by December 2001. The news release also noted that the full production for 2001 has been sold forward.

Richard Clark, President of Atacama said, "Our successful venture with ACF will now be expanded to the development of Aguas Blancas' substantial sodium sulphate and sodium nitrate resources. Our joint objective is to rapidly become one of the leading industrial mineral producers in South America and, with production at Aguas Blancas, we are on our way to achieving that goal."

Hope Bay Gold Corporation Inc.

The Company holds 490,000 shares of Hope Bay Gold Corporation Inc., which is the balance of shares acquired through a private placement.

Hope Bay is involved in a gold exploration project along the Hope Bay Archean greenstone belt in Nunavat Territory. The project area encompasses 80 kilometers along the belt with numerous gold showings.

T & H Resources Ltd.

The Company holds 897,000 shares of T & H Resources Ltd. T & H Resources holds a 22% working interest in a deep natural gas well project in Pecos County, Texas. The well has reached target depth of 25,700 feet, but on testing the well was found not to be economic and is now abandoned. The well has been and still is the subject of litigation. Whether or not T & H Resources Ltd. will recover any financial restitution as a result of the litigation is not known.

Claymore Gas and Oil Project

The Company has a 6% working interest in gas and oil leases on three quarter sections of land (480 acres) at Bonnie Glenn, Alberta.

A 1,700 meter well was drilled and tested during October – November 2000. The Company's initial cost was $48,294. The well is presently categorized as a shut-in gas well. The test results are confidential.

Item 3

Operations and Financial Condition

As at the quarter ended September 30, 2001, the Company had cash and short term deposits on hand of $1,040,711 with a net working capital of $1,031,520. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $32,175 consist of investment income on its invested cash. The Company's administrative expenses aggregated $127,221 and comprised of $64,899 for management fees, secretarial services and out-of-pocket costs. $30,390 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2. There are no lawsuits or contingent liabilities.

Item 4

There are no significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3 and are sufficient for the Company's normal operating expenses anticipated to be incurred throughout the year as well as provide for the ability to make significant investments for the Company.

On behalf of the Board of Directors

"signed"

"John Campbell"

John K. Campbell
President

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the consolidated balance sheet of Trans America Industries Ltd. as at September 30, 2001, and the consolidated statements of income and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

October 12, 2001

"Morgan & Company"

Chartered Accountants

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited – see Notice to Reader)

	SEPTEMBER 30 2001	DECEMBER 31 2000
ASSETS		
Current		
Cash and short term deposits	**$ 1,040,711**	$ 1,209,496
GST and capital tax recoverable	**1,715**	4,251
	1,042,426	1,213,747
Investments (Note 3)	**3,387,627**	3,373,385
Capital Assets (Note 4)	**5,762**	7,029
Oil And Gas Property	**54,098**	-
	$ 4,489,913	$ 4,594,161
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 10,906**	$ 3,205
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	**9,171,062**	9,171,065
Contributed Surplus	**50,003**	50,000
Deficit	**(4,742,058)**	(4,630,109)
	4,479,007	4,590,956
	$ 4,489,913	$ 4,594,161

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30 2001	NINE MONTHS ENDED SEPTEMBER 30 2001	THREE MONTHS ENDED SEPTEMBER 30 2000	NINE MONTHS ENDED SEPTEMBER 30 2000
Revenue				
Interest and dividend income	$ 8,912	$ 32,175	$ 17,886	$ 36,010
Expenses				
Capital tax	-	10,960	-	-
Depreciation	422	1,267	606	1,396
Management and consulting fees	21,633	64,899	19,534	67,164
Office facilities and services	10,665	30,390	10,735	31,313
Professional fees	2,285	3,327	900	7,318
Regulatory fees	-	3,500	(1,983)	3,740
Shareholder communication	-	5,809	-	2,386
Transfer agent	372	3,800	1,547	5,568
Travel and promotion	2,653	3,269	1,192	1,192
	38,030	127,221	32,531	120,077
Loss Before The Following	(29,118)	(95,046)	(14,645)	(84,067)
Currency exchange (loss)	12,077	14,631	2,176	10,140
Gain on sale of investments	-	-	31,906	143,890
Write down of oil and gas property	-	(31,534)	-	-
	12,077	(16,903)	34,082	154,030
Net Income (Loss) For The Period	(17,041)	(111,949)	19,437	69,963
Deficit, Beginning Of Period	(4,725,017)	(4,630,109)	(4,619,881)	(4,670,407)
Deficit, End Of Period	$ (4,742,058)	$ (4,742,058)	$ (4,600,444)	$ (4,600,444)
Earnings (Loss) Per Share	$ (0.001)	$ (0.007)	$ 0.001	$ 0.004

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30 2001	NINE MONTHS ENDED SEPTEMBER 30 2001	THREE MONTHS ENDED SEPTEMBER 30 2000	NINE MONTHS ENDED SEPTEMEBER 30 2000
Cash Flows From Operating Activities				
Income (Loss) for the period	$ (17,041)	$ (111,949)	$ 19,437	$ 69,963
Add (Deduct): Items not involving cash:				
Depreciation	422	1,267	606	1,396
Gain on sale of investments	-	-	(31,906)	(143,890)
Write down of oil and gas property	-	31,534	-	-
	(16,619)	(79,148)	(11,863)	(72,531)
Change in non-cash operating working capital items:				
(Increase) Decrease in GST and capital tax recoverable	793	2,536	824	102
(Increase) Decrease in prepaid expenses	-	-	-	-
Increase (Decrease) in accounts payable and accrued liabilities	9,459	7,701	(1,862)	(1,862)
	(6,367)	(68,911)	(12,901)	(74,291)
Cash Flows From Financing Activity				
Proceeds from disposal of investments	-	-	389,121	640,496
Purchase of capital assets	-	-	(1,879)	(1,879)
	-	-	387,242	638,617
Cash Flows From Investing Activities				
Investments	(1,688)	(61,688)	-	(109,800)
Oil and gas property	(6,652)	(38,186)	-	-
	(8,340)	(99,874)	-	(109,800)
Increase (Decrease) In Cash And Short Term Deposits	(14,707)	(168,785)	374,341	454,526
Cash And Short Term Deposits, Beginning Of Period	1,055,418	1,209,496	1,005,449	925,264
Cash And Short Term Deposits, End Of Period	$ 1,040,711	$ 1,040,711	$ 1,379,790	$ 1,379,790

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2000, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2000.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd. - an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Fixed Assets

Fixed assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

Loss per share is calculated on the weighted average number of shares outstanding during the year. Fully diluted loss per share is not calculated, since it is anti-dilutive.

h) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 4 (c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

(Unaudited – see Notice to Reader)

3. INVESTMENTS

a) Long term investments comprise:

	SEPTEMBER 30 2001	DECEMBER 31 2000
Atacama Minerals Corp., at cost – 3,359,800 common shares (2000 - 3,209,800 common shares) (quoted market value $1,444,714; 2000 - $1,636,998) (see Notes 2(b) and (c))	**$ 1,943,743**	$ 1,883,743
Other portfolio investments, at cost (quoted market value $422,282; 2000 - $690,608)	**1,443,884**	1,489,642
	$ 3,387,627	$ 3,373,385

b) The Company subscribed for 1,000,000 Special Warrants of Atacama Minerals Corp. ("Atacama") at $1.00 per Special Warrant which were issued on July 18, 1996. Each Special Warrant was exchanged without further payment for one unit consisting of one common share and one share purchase warrant. The share purchase warrant will entitle the Company to purchase one common share at $1.50 per share until July 18, 2001. The warrants during the quarter.

c) The Company subscribed for 200,000 common shares of Atacama Minerals Corp. at $0.60 per share with non-transferrable warrants providing for the subscription of up to 200,000 additional shares at $0.65 per share until November 2, 2002.

d) The Company has granted options to purchase shares of Atacama to persons assisting the Company in the development and advancement of Atacama. As at December 31, 2000, options were outstanding providing for the purchase from the Company of 250,000 shares of Atacama until June 29, 2001 for aggregate consideration of $137,500. The Company has also granted an option, expiring July 18, 2001, to purchase 500,000 shares of Atacama at $1.50 per share that may be acquired by the exercise of the share purchase warrant referred to in Note 2(b). The options have not been exercised and expired during the quarter.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

(Unaudited – see Notice to Reader)

4. CAPITAL ASSETS

	SEPTEMBER 30 2001	JUNE 30 2000
Office equipment	**$ 16,638**	$ 16,638
Computer equipment	**6,269**	6,269
	22,907	22,907
Less: Accumulated depreciation	**(17,145)**	(15,878)
Net book value	**$ 5,762**	$ 7,029

5. SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	Number Of Shares	Amount
Balance, June 30 and December 31, 2000	16,312,163	$ 9,171,065
Shares held in treasury	(20)	(3)
Balance, September 30, 2001	16,312,143	$ 9,171,062

c) Employee and director stock options are outstanding providing for the issue of up to 1,100,000 shares at $0.15 per share until February 2, 2004.

6. RELATED PARTY TRANSACTION

The Company has incurred management and consulting fees which include secretarial and office services and reimbursement of direct costs, in the amount of $64,899 (2000 - $67,164) from a company with which a director is associated.